77H

The percentage of the Preferred International Growth Fund owned by Caterpillar Insurance Company Limited decreased from 28.28% in June 2003 to 22.31% in December 2003. The decrease was due to the growth of the fund, and the number of shares owned by Caterpillar Insurance Company remaining the same.